Exhibit 99.5

QUIPT HOME MEDICAL REPORTS RECORD FIRST QUARTER FISCAL 2023 FINANCIAL RESULTS POSTING POSITIVE NET INCOME, REVENUE GROWTH OF 38% AND ADJUSTED EBITDA GROWTH OF 50%

POSTS STRONG ADJUSTED EBITDA MARGIN OF 22% AND SEQUENTIAL ORGANIC GROWTH OF 2%

Cincinnati, Ohio – February 13, 2023 – Quipt Home Medical Corp. (the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, today announced its first quarter fiscal 2023 financial results and operational highlights. These results pertain to the three months ended December 31, 2022 and are reported in U.S. Dollars.

Quipt will host its Earnings Conference Call on Tuesday, February 14, 2023 at 10:00 a.m. (ET). The dial-in number is 1 (800) 319-4610 or 1 (604) 638-5340. The live audio webcast can be found on the investor section of the Company’s website through the following link: www.quipthomemedical.com.

Financial Highlights:

●	Revenue for fiscal Q1 2023 was $40.8 million compared to $29.5 million for fiscal Q1 2022, representing a 38% increase year-over-year.
o	Organic growth increased by 2% sequentially compared to fiscal Q4 2022. The Company anticipates organic growth meeting and surpassing historical levels of 8-10% as calendar 2023 progresses.

●	Recurring Revenue (as defined below) for fiscal Q1 2023 continues to be strong and exceeded 77% of total revenue.
●	Adjusted EBITDA (defined below) for fiscal Q1 2023 was $9.0 million (22.0% margin), compared to Adjusted EBITDA for fiscal Q1 2022 of $6.0 million (20.3% margin), representing a 50% increase year-over-year. The Company expects to continue seeing strong margin performance in fiscal 2023.
●	Net income for fiscal Q1 2023 was $325,000 or $0.01 per fully diluted share, compared to a net loss for fiscal Q1 2022 of $2.1 million or ($0.06) per fully diluted share. The Company believes the recent consumer price index updates by the United States Centers for Medicare & Medicaid Services to the Durable Medical Equipment, Prosthetics, Orthotics and Supplies (DMEPOS) fee schedule will have a positive impact on the Company’s net income in calendar 2023.

●	For fiscal Q1 2023, bad debt expense was at 5.6% of total revenues compared to 8.2% of total revenues in fiscal Q1 2022. This decrease is primarily due to improved collections and is an example of how the Company can scale and add more revenue through add-on acquisitions without compromising billing and collection capabilities.
●	Cash flow from continuing operations was $4.8 million for fiscal Q1 2023, compared to $5.1 million for fiscal Q1 2022. The decrease was largely due to the increase in net working capital.
●	The Company reported $3.7 million of cash on hand and total credit availability of $101.9 million as of December 31, 2022 with $16.9 million available towards a line of credit and $85.0 million available on a delayed draw term loan (DDTL). The Company paid down $3.9 million of its line of credit during fiscal Q1 2023.

Operational Highlights:

●	The Company’s customer base increased 32% year over year to 99,420 unique patients served in fiscal Q1 2023 from 75,309 unique patients served in fiscal Q1 2022.
●	Compared to 118,100 unique set-ups/deliveries in fiscal Q1 2022, the Company completed 146,350 unique set-ups/deliveries in fiscal Q1 2023, an increase of 24%. There were 69,482 respiratory resupply set-ups/deliveries during fiscal Q1 2023 compared to 51,137 during fiscal Q1 2022, an increase of 36%, which the Company credits to its continued use of technology and centralized intake processes.
●	The Company has seen the supply chain for sleep devices rapidly improve in real time with the expectation that supply levels will be back to pre-pandemic levels in the first half of calendar 2023. The team is actively driving set-ups across the organization to match the robust demand which we feel will continue for the foreseeable future.
●	The Company continues to experience robust demand for respiratory equipment, such as oxygen concentrators, ventilators, as well as the CPAP resupply and other supplies business.
●	The Company has expanded its sales reach, which now spans across 26 U.S. states with the addition of experienced sales personnel.

Subsequent Highlights:

●	On January 3, 2023, the Company announced the completed acquisition of Great Elm Healthcare, LLC (“Great Elm”), a clinical respiratory company with locations across eight states in the Midwest, Southwest and Pacific Northwest, for a total purchase price of $80 million (subject to customary adjustments of Great Elm’s working capital, existing debt and expenses). Based on an independent quality of earnings report, Great Elm had unaudited revenues for the 12 months ended August 31, 2022 of $60 million with an Adjusted EBITDA (defined below) of $13 million.
o	Quipt has identified $2 million in cost savings and synergies, which it expects to capture during the first six months post-closing and would result in Great Elm’s Anticipated Annualized Adjusted EBITDA (defined below) to be $15 million, representing a purchase price of 5.2x Adjusted EBITDA post cost savings and synergies.

o	Post-acquisition, the Company anticipates Annualized Revenue (defined below) and Anticipated Annualized Adjusted EBITDA of $220 million and $49 million, inclusive of the $2 million of anticipated synergies and cost savings.

o	Post-acquisition, Quipt's Recurring Revenue (defined below) is expected to increase from 77% for the fiscal year ended September 30, 2022, to 82%, on a pro forma basis.

●	The Company has now reached 270,000 active patients, 32,500 referring physicians and 115 locations.

Management Commentary:

“We are pleased to announce another record quarter in the first quarter of our fiscal year 2023, and we are seeing considerable momentum throughout the business as calendar year 2023 gets underway. Organic growth has returned to historic levels, our Adjusted EBITDA margin has accelerated, supply chain concerns have subsided, and we just completed our largest acquisition to date. The strong performance during the first quarter of the fiscal year is evidence of the ongoing operational excellence in which we take great pride. We are thrilled that our Adjusted EBITDA margin has reached 22% as we get closer to critical scale, and we expect that margins will continue to increase in the future,” said CEO and Chairman Greg Crawford.

“Our nationwide expansion of our patient centric ecosystem has been targeted on geographies with a high prevalence of chronic obstructive pulmonary disease (COPD) COPD and we have made tremendous progress reaching 26 states. As we can see from the current environment, a lot is being done to make sure that a patient is treated at home whenever it is practical. Therefore, we will continue to develop our healthcare network through the utilization of our clinical service model, which is based on technological applications like remote patient monitoring, to minimize the load that is being placed on the conventional healthcare system. Given the favorable regulatory environment, the ongoing strong demand for respiratory equipment, the positive demographic trends, and Quipt's continuous operational success across the board, the Company is in the best position it has ever been in as we start 2023.”

Chief Financial Officer Hardik Mehta added, “Our exceptional financial and operational success in the first quarter of the fiscal year 2023 has given us a lot to be proud of. It is a remarkable success for the team that we were able to improve our Adjusted EBITDA margin to 22%, recover to 2% sequential organic growth, and post positive net income. We expect our margins to remain strong as we progress through 2023 given the continued scaling of the business. In addition, at the beginning of the year, we announced the closing of our most significant acquisition to date, which was the purchase of Great Elm Healthcare. This acquisition encompassed eight states, seven of which had not previously been covered by Quipt. We have been successful in maintaining a conservative net leverage ratio of 1.96x, allowing us to have a significant amount of financial flexibility going ahead. We believe that we will be able to increase the amount of our senior credit facilities as soon as the right opportunity presents itself to us. The combined Annualized Revenue and Anticipated Annualized Adjusted EBITDA for Quipt in real time is $220 million and $49 million, respectively. This figure considers the cost reductions and synergies that resulted from the transaction, which totaled $2 million, but does not include the recent increase in the consumer price index updates to the DMEPOS fee schedule. Given our solid financial position, improved supply chain, and favorable operating climate, we continue to concentrate our efforts on our strong organic growth initiatives, and strategic acquisition candidates that would allow us to expand our company into existing and new favorable geographic areas in the United States.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding Great Elm disclosed herein is unaudited and derived as a result of an independent quality of earnings report as well as the Company’s due diligence, including a review of Great Elm’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: post integration financial results (Anticipated Annualized Revenue and Anticipated Annualized Adjusted EBITDA); anticipated pro forma cost savings and synergies and the timing of capturing them; the Company anticipating organic growth meeting and surpassing historical levels of 8-10% as calendar 2023 progresses; the Company expecting to continue seeing strong margin performance in fiscal 2023; the Company believing the recent consumer price index updates to the DMEPOS fee schedule will have a positive impact on the Company’s net income in calendar 2023; the Company believing there will be robust demand for set-ups/deliveries for the foreseeable future; the Company expecting that margins will continue to increase in the future; the Company expecting margins to remain strong through 2023; and the Company being able to expand its senior credit facilities when opportunities arise; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Acquisition achieving results at least as good as historical performances; the financial information regarding the Acquisition being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; $2 million of cost savings and synergies, with all other projected elements remaining the same based on historical performance; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Annualized Revenue”, “Recurring Revenue”, “Adjusted EBITDA”, “Annualized Adjusted EBITDA” and “Anticipated Annualized Adjusted EBITDA”, which are non-GAAP and non-IFRS financial measures that do not have standardized meanings prescribed by GAAP or IFRS. The Company’s presentation of these financial measures may not be comparable to similarly titled measures used by other companies. These financial measures are intended to provide additional information to investors concerning the Company’s performance.

Annualized Revenue as used in this press release is calculated as Quipt’s total revenues for the three months ended September 30, 2022 of $40 million multiplied by four, or $160 million, plus Great Elm revenue for the twelve months ended August 31, 2022 of $60 million, for a total of $220 million.

Recurring Revenue for Quipt for the three months ended December 31, 2022, as used in this press release is calculated as rentals of medical equipment of $18.4 million plus sales of respiratory resupplies of $13.0 million for a total of $31.4 million, divided by total revenues of $40.8 million, or 77%.

Recurring Revenue for Quipt post-acquisition, as used in this press release is calculated as pro forma rentals of medical equipment of $91 million ($69 million from Quipt and $22 million from Great Elm) plus sales of respiratory resupplies of $72 million ($41 million from Quipt and $31 million from Great Elm) for a total of $163 million, divided by total pro forma revenues of $200 million (Quipt reported $140 million for the year ended September 30, 2022, plus Great Elm of $60 million for the twelve months ended August 31, 2022), or 82%.

EBITDA is defined as net income (loss), excluding interest, income taxes, depreciation, amortization.. Adjusted EBITDA is defined as net income (loss), excluding interest, income taxes, depreciation, amortization, change in fair value of derivative financial liabilities, stock-based compensation, other income from government grant, loss on extinguishment of debt, loss on settlement of shares to be issued, acquisition-related and other transaction costs, and change in fair value of derivatives. EBITDA and Adjusted EBITDA are a non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the following indicated periods (in $millions):

The following table shows the Company’s IFRS measures reconciled to EBITDA and Adjusted EBITDA (non-IFRS measures) for the indicated periods (in $millions)

	Three	Three
	months	months
	ended December	ended December
	31, 2022	31, 2021
Net income (loss)	$0.3	$(2.1)
Add back:
Depreciation and amortization	6.8	5.0
Interest expense, net	0.7	0.5
Provision (benefit) for income taxes	0.3	0.1
EBITDA	8.1	3.5
Stock-based compensation	0.6	2.1
Acquisition-related costs	0.3	0.1
Gain (loss) on foreign currency transactions	0.0	0.0
Change in fair value of debentures and warrants	—	0.3
Adjusted EBITDA	$9.0	$6.0

Annualized Adjusted EBITDA as used in this press release is calculated as Quipt’s Adjusted EBITDA for the three months ended September 30, 2022 of $8.4 million multiplied by four, or $33.2 million, plus Great Elm’s Adjusted EBITDA of $13.4 million, for a total of $47 million.

	Quipt Three months ended September 30, 2022 (audited)	Great Elm Twelve months ended August 31, 2022 (unaudited)
Net income (loss) from continuing operations	$ 1.8	$ (2.0)
Add back:	-	-
Depreciation and amortization	7.2	8.3
Interest expense, net	0.6	6.1
(Recovery of) provision for income taxes	(2.4)	-
EBITDA	7.2	12.4
Stock-based compensation	0.9	-
Acquisition-related and other transaction costs	0.1	0.6
Other income from government grant	(0.6)	(2.3)
Gain (loss) on foreign currency transactions	0.1	-
Loss on extinguishment of debt	0.3	-
Loss on settlement of shares to be issued	0.4	-
Change in fair value of derivatives	0.1	2.1
Parent company management fee	-	0.4
Other	(0.1)	0.2
Adjusted EBITDA	$ 8.4	$ 13.4

Anticipated Annualized Adjusted EBITDA as used in this press release is calculated as Annualized Adjusted EBITDA, as defined above, of $13 million for Great Elm and $47 million for the combination of Quipt and Great Elm, plus $2 million of identified cost savings and synergies, for a total of $15 million for Great Elm and $49 million for the combination of Quipt and Great Elm.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com